EXHIBIT 21.1

SCHEDULE OF TRANSMONTAIGNE INC. SUBSIDIARIES

Ownership of Subsidiary	Name of Subsidiary	Trade Name	State/Country of Organization
97%	Refined Solutions Inc.	None	Delaware
100%	Republic Natural Gas Company	None	Kansas
100%	TransMontaigne Canada Ltd.	None	Canada
100%	TransMontaigne Product Services Inc.	None	Delaware
100%	TransMontaigne Transport Inc.	None	Delaware
100%	Coastal Fuels Marketing, Inc.	None	Florida
100%	Coastal Tug and Barge, Inc.	None	Florida